Filed by Rusoro Mining Ltd.

Pursuant to Rule 425 under the

Securities Act of 1933, as amended

Subject Company: Gold Reserve Inc.

Commission File Number: 333-156117

Date: December 19, 2008

Suite 2164 – 1055 Dunsmuir Street, Four Bentall Centre

Vancouver, BC V7X 1B1

Tel:  604-632-4044  Fax:  604-632-4045 Toll Free 1 800-668-0091

Website: www.rusoro.com  email: info@rusoro.com

Rusoro Reports Record Gold Production and

Record Low Cash Costs at Choco 10

December 19, 2008	Trading Symbol (TSX-V):RML

Vancouver, Canada – Rusoro Mining Ltd. (TSX-V:RML) (“Rusoro” or the “Company”) is pleased to report that it has achieved record gold production at historically low cash costs at its Choco 10 mine for November 2008. The Company also reports that operations at the Isidora mine continue to exceed its expectations.  Both mines are located near the town of El Callao in Bolivar State, Venezuela.  Recent production highlights include:

•                  Record Production.  The Choco 10 mill produced 13,475 oz of gold in November 2008.  This marks a monthly record for 2008 and can be attributed to a record month of ore processed from the Choco 10 mine which produced 9,170 ounces of gold with the other 4,305 ounces of gold coming from ore processed from the near-by Isidora gold mine.

•                  Record Cash Costs.  Cash costs at the Choco mill were a record low for November at US$385 per ounce of gold.  The vast improvement is the culmination of a number of initiatives which include, improvements made to the haulage fleet availabilities, mill availabilities and optimization of the primary mine haulage contract.

•                  Record Ore Processed.  The number of tonnes of ore processed through the Choco 10 mill has continued to impress with 193,796 tonnes processed in November.

Rusoro President, George Salamis states, “The Company is extremely encouraged that the months of hard work by Rusoro’s operations team to optimize production at Choco 10 have resulted in the operations reaching these milestones.  We have a number of initiatives that are on-going and the Company is optimistic that further reductions in our operational cash costs are achievable at the mines.”

Rusoro CEO, Andre Agapov states further that, “To be able to report cash cost numbers from the Choco 10 mill which are under $400 US per ounce is a major achievement. To have arrived here in less than a year is a real tribute to the dedication of our workforce.”

November: Mining and Milling

Total ore processed at the Choco 10 mill in November was 193,796 tonnes. The total gold recovered at the plant was 15,593 ounces with a total of 13,475 ounces poured during the month of November.  As a breakdown of ounces produced, gold recovered from Choco 10 ore processing recovered 9,246 ounces, with 9,170 ounces poured during the month. This is a record monthly amount of gold poured for Choco 10 in 2008.

Isidora gold ore processed at the Choco 10 mill resulted in 6,347 ounces of gold recovered and 4,305 ounces of gold poured during the month of November.  Significant ore development has now been completed at the Isidora mine which will allow the Company to sustain the current production levels moving forward.  Additionally the Company will continue to optimize efficiency and lower its costs for its mining operations at the mine.

For the month of November 2008, the operational cash costs at the Choco mill for the combined gold produced from the Choco and Isidora mines was US$385 per ounce.

About Rusoro Mining

Rusoro Mining is a junior gold producer with a large land position in the prolific Bolivar State region of Venezuela.  The Company operates the Choco 10 and Isidora Mines, processing the ore through the Choco Mill facility near the town of El Callao.  The Company will produce approximately 100,000 ounces of gold in 2008 and is on schedule to have two additional mines (Increible 6 and SREP) in production by Q3 2009 and Q1 2010 respectively.

ON BEHALF OF THE BOARD

 “George Salamis”

President

*   *   *   *   *   *   *   *

For further information, please contact:

George Salamis, President	Ross Gatensbury, Investor Relations
Tel: +1 604 632 4044 Email: gsalamis@rusoro.com	Tel: +1 604 632 4044 Email: gates@rusoro.com

The TSX Venture Exchange has not reviewed and does not take responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements

This press release, the Take-Over Bid and Circular, including the schedules attached therein, the pro forma consolidated financial statements of the Company, and some of the material incorporated by reference into the Circular, contain certain forward-looking information and forward-looking statements, as defined in applicable securities laws (collectively referred to as ‘‘forward-looking statements’’).  Forward-looking statements include possible events, statements with respect to possible events, the proposed transaction, related litigation, the business, operations and financial performance and condition of each of Rusoro and Gold Reserve and the proposed combined company, the future price of gold, the estimation of mineral reserves and resources, the realization of mineral reserve and resource estimates, the timing and amount of estimated future production, costs of production, expected capital expenditures, costs and timing of the development of new deposits, success of exploration, development and mining activities, permitting time lines, currency fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims, and limitations on insurance coverage.  The words “plans,” “expects,” “is expected,” “scheduled,” “estimates,” “forecasts,” “intends,” “anticipates,” or “believes,” or variations of such words and phrases or statements that certain actions, events or results “may,” “could,” “would,” “might,” or “will be taken,” “occur” and similar expressions identify forward looking statements.

Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by Rusoro as at the date of such statements, are inherently subject to significant business, economic, social, political and competitive uncertainties and contingencies and other factors that could cause actual results or events to differ materially from those projected in the forward-looking statements.  The estimates and assumptions of Rusoro contained or incorporated by reference in the Circular which may prove to be incorrect, include, but are not limited to, (1) that Rusoro will be successful in acquiring 100% of the outstanding Gold Reserve Equity, (2) that all required third party regulatory and governmental approvals to the Take-Over Bid will be obtained and all other conditions to completion of the transactions will be satisfied or waived, (3) there being no significant disruptions affecting operations, whether due to labour disruptions, supply disruptions, power disruptions, damage to equipment or otherwise; (4) permitting, development, expansion and power supply proceeding on a basis consistent with Rusoro’s current expectations; (5) permitting and development proceeding on a basis consistent with Rusoro’s current expectations; (6) the exchange rate between the Canadian dollar, the Venezuelan Bolivar and the U.S. dollar being approximately consistent with current levels; (7) certain price assumptions for gold; (8) prices for and availability of natural gas, fuel oil, electricity, parts and equipment and other key supplies remaining consistent with current levels; (9) production forecasts meeting expectations; (10) the accuracy of Rusoro’s current mineral reserve and mineral resource estimates; and (11) labour and materials costs increasing on a basis consistent with Rusoro’s current expectations.

Known and unknown factors could cause actual results or events to differ materially from those projected in the forward-looking statements.  Such factors include, but are not limited to, risks related to litigation; fluctuations in the currency markets; fluctuations in the spot and forward price of gold or certain other commodities (such as diesel fuel and electricity); changes in interest rates; disruption to the credit markets and delays in obtaining financing; inflationary pressures; risks arising from holding derivative instruments (such as credit risk, market liquidity risk and mark-to-market risk); changes in national and local government legislation, taxation, controls, regulations and political or economic developments in Canada, Venezuela or other countries in which Rusoro does or may carry on business; business opportunities that may be presented to, or pursued by Rusoro, Rusoro’s ability to successfully integrate acquisitions; operating or technical difficulties in connection with mining or development activities; actual results of exploration activities; the possibility of cost overruns or unanticipated expenses; employee relations; the speculative nature of gold exploration and development, including the risks of obtaining and renewing necessary licenses and permits; the impact of Venezuelan law on Rusoro’s operations; diminishing quantities or grades of reserves; adverse changes in our credit rating; contests over title to properties, particularly title to undeveloped properties; and the occurrence of natural disasters, hostilities, acts of war or terrorism.  In addition, there are risks and hazards associated with the business of gold exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance, or inability to obtain insurance, to cover these risks).  The following factors, amongst others, related to the business combination of Rusoro and Gold Reserve could cause actual results to differ materially from forward-looking statements, including those contained in the Circular: the Rusoro shares issued in connection with the Take-Over Bid may have a market value lower than expected; the business of Rusoro and Gold Reserve may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; and the expected combination benefits from the combination of Rusoro and Gold Reserve may not be fully realized or not realized within the expected time frame.  All of the forward-looking statements made in the Circular are qualified by these cautionary statements and those made in the Circular itself.  These factors are not intended to represent a complete list of the factors that could affect Rusoro and the combination of Rusoro and Gold Reserve.  Additional factors are noted elsewhere in the Circular and in the documents incorporated by reference therein.  Although Rusoro has attempted to identify important factors that could cause actual results or events to differ materially from those described in forward-looking statements, there may be other factors that could cause results or events not to be as anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, undue reliance should not be placed on forward-looking statements.  Rusoro undertakes no obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of assumptions or factors, whether as a result of new information or future events or otherwise, except as may be required in connection with a material change in the information disclosed in the Circular or as otherwise required by law.

MORE INFORMATION AND WHERE TO FIND IT:

This press release does not constitute an offer to buy or an invitation to sell, any of the securities of Rusoro or Gold Reserve. Such an offer may only be made pursuant to a registration statement and prospectus filed with the U.S. Securities and Exchange Commission (the “SEC”) and an offer to purchase and circular filed with Canadian securities regulatory authorities.  Rusoro has filed with the SEC a Registration Statement on Form F-10, a Tender Offer Statement on Schedule TO and other documents and information, and expects to mail an Offer and Circular (which is filed as an exhibit to the Registration Statement and Tender Offer Statement) to Gold Reserve shareholders and equity unitholders (collectively, the “Equityholders”) concerning the Offer and the proposed combination of Rusoro and Gold Reserve. GOLD RESERVE EQUITYHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, THE TENDER OFFER STATEMENT AND OFFER AND CIRCULAR AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors and Gold Reserve Equityholders may obtain the documents free of charge at the SEC’s website, www.sec.gov. In addition, documents filed with the SEC by Rusoro are available free of charge from Rusoro. You should direct requests for documents to the Corporate Secretary, Rusoro Mining Ltd., Suite 2164, 1055 Dunsmuir Street, Vancouver, British Columbia V7X 1B1, telephone (604) 632-4044.